[Telekom Austria Letterhead]

February 19, 2007

Ms. Cecilia D. Blye
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye,

     We have received your letter dated February 7, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the annual report on Form 20-F for the year ended December 31, 2005 of Telekom Austria AG, File No.001-15156.

     We refer to the phone call from February 15, 2006 between Pradip Bhaumik, member of the Staff, and George Hacket of Davis Polk & Wardwell where it was indicated that we might need an extension due to scheduling reasons on our end. Due to these reasons we would like to ask for an extension until March 9, 2007 to respond to the Staff’s comments.

     You may contact the undersigned at 011-43-590591-20000 (fax 011-43-590591-20090) or our counsel, Patrick S. Kenadjian or George Hacket, at 011-49-69-975703 (fax 011-49-69-747744) with any questions you have.

Very truly yours,

/s/ Hans Fruhmann
Hans Fruhmann
Chief Accounting Officer

cc:	Patrick Kenadjian
(Davis Polk & Wardwell)

George Hacket
(Davis Polk & Wardwell)